Exhibit 99.1

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, May 27, 2020

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Complement to Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Law 18,045 and General Rule No. 30, in compliance with what was requested by the Financial Market Commission in the of Official Letter No. 22,012 dated May 26, 2020, I complement the Material Fact of LATAM Airlines Group S.A. (“LATAM” or the “Company”, terms that include its subsidiaries, when applicable), the following:

●	The voluntary request for protection (the “Request”) under the rules established in Chapter 11 (the “Chapter 11”) of Title 11 of the Code of the United States of America, was presented by LATAM Airlines on May 26, 2020.

●	The laws of the United States of America do not establish a requirement or a procedure for the acceptance of said Request by the corresponding court. In this sense, the mere filing of the Request (i) initiates the procedure under Chapter 11 (the “Chapter 11 Procedure”), and (ii) grants the requested protection without the need for a resolution of the respective court.

●	Unlike reorganization procedures in other jurisdictions, the Chapter 11 does not establish specific deadlines in which a reorganization plan must be confirmed or in which LATAM Airlines must exit from the Chapter 11 Procedure. Notwithstanding the foregoing, the Chapter 11 does establish limitations on the period of time within which debtors have the exclusive right to propose and request acceptances of a reorganization plan. Under these provisions, LATAM Airlines has the exclusive right to propose a reorganization plan during the 120 days following the presentation of the Request, a period that can be extended for a term of up to 18 months.

●	In the Chapter 11 Procedure, all creditors will receive fair treatment, regardless of whether they are foreign or local. In this sense, all creditors will be provided with the same information and the same opportunity to file petitions, claims and objections; and, ultimately, to make an informed judgment on any proposed reorganization plan.

●	After the Request is submitted, most of the collections against LATAM Airlines prior to filing, as well as the enforcement actions, are automatically suspended for at least 180 days.

●	The Company will request the recognition of the Chapter 11 Procedure, as the main foreign procedure, on the Civil Courts of Santiago, as provided in Article 316 of Law No. 20,720.

●	The subsidiaries in Argentina and Paraguay do not participate in the Chapter 11 Procedure due to their specific financial situation.

●	The subsidiaries in Brazil (including the intermediate parent in Chile HoldCo I S.A.) do not participate in the Chapter 11 Procedure due to their specific financial situation and the ongoing negotiations that TAM S.A. holds with financial institutions in that country.

●	The Chapter 11 contemplates the capacity that entities subject to the Chapter 11 Procedure may obtain financing under a debtor-in-possession mode in order to continue with their operations. The debt contracted under this financing has preference over most of the obligations that the debtors subject to Chapter 11 had prior to the Request.

●	The terms and conditions of the debtor-in-possession financing must be established in the indentures granted for this purpose, which will be negotiated during the following weeks, as the Chapter 11 Procedure progresses and that, prior to taking effect, must be approved by the judge before whom the Request is processed in accordance with Chapter 11 Procedure. As soon as accurate information is available, it will be duly informed.

●	The information of the case is public and its development can be found and followed at https://cases.primeclerk.com/LATAM/.

Sincerely,

Roberto Alvo M.

Chief Executive Officer

LATAM Airlines Group S.A.